 Exhibit 99.1

NEWS RELEASE TSX: ELD NYSE: EGO	October 12, 2021

Eldorado Gold Announces Third Quarter 2021 Preliminary Production Results and Conference Call Details

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) is pleased to announce third quarter 2021 preliminary gold production of 125,459 ounces, an 8% increase from 116,066 ounces produced in the second quarter 2021. Based on strong production performance in the first nine months of 2021, the Company is reviewing the full year 2021 production guidance ranges and will provide an update with the release of its financial and operational results on October 28, 2021. Detailed production, by asset, is outlined in the table below.

Q3 2021 and Year-to-Date 2021 Preliminary Gold Production

	Production (oz)
Mine	Q3 2021	Q3 2020	Q2 2021
Kısladag	51,040	59,593	44,016
Lamaque	37,369	39,525	35,643
Efemcukuru	23,305	23,892	23,473
Olympias	13,745	13,912	12,934
Total Gold Production (oz)	125,459	136,922	116,066

	Production (oz)
Mine	YTD 2021	YTD 2020
Kısladag	141,229	169,659
Lamaque	101,847	99,973
Efemcukuru	70,076	74,007
Olympias	40,116	47,015
Total Gold Production (oz)	353,268	390,654

Canada

Third quarter gold production at Lamaque remained on track with both throughput and grade in-line with 2021 plans. The decline connecting the Sigma mill with the Triangle underground mine is progressing on schedule and is expected to be completed in the fourth quarter. Infill and expansion drilling at Ormaque continued during the third quarter. Refer to the September 27, 2021 news release that summarizes recent infill drilling results at Ormaque, titled “Eldorado Gold Identifies New Mineralized Lenses at Ormaque; Multiple Styles of High-Grade Mineralization at Bonnefond; Kokarpinar Vein Extension Drilled at Efemcukuru”.

Turkey

Kisladag performed well in the third quarter with gold production higher than previously forecast. Several operational improvements implemented in the mine, crushing circuit, and leach pad earlier this year are resulting in increased throughput. The commissioning of the high-pressure grinding roll (HPGR) circuit remains on track.

At Efemcukuru, gold production, throughput, and average gold grade were in-line with expectations.

The Company’s profits from mining operations in Turkey are taxed at the effective rate and the resulting current income tax expense can be further increased or reduced by other items. In the third quarter, the Company expects the Turkish current income tax expense on mining profits, at an effective rate of 25%, to be further reduced by $8-11 million. The expected reduction is primarily related to the investment tax credit relating to Kisladag heap leach improvements.

Greece

Third quarter production at Olympias reflects some initiatives that were implemented in relation to the transformation efforts at the Kassandra assets in Greece. As previously disclosed, the Company is implementing a wide-ranging, sustained effort to optimize the Greek operations that touches every part of the business in Greece, from employee education and training, to physical plant and business systems upgrades. The Company continues to target efficiency and productivity improvements at Olympias. The long-term benefits in safety, culture, and productivity will result in a stronger operation with greatly enhanced economic opportunities.

Q3 2021 Financial and Operational Results Call Details

Eldorado will release its third quarter 2021 Financial and Operational Results after the market closes on Thursday, October 28, 2021 and will host a conference call on Friday, October 29, 2021 at 11:30 AM ET (8:30 AM PT). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com, or via: http://services.choruscall.ca/links/eldoradogold20211029.html

Conference Call Details	Replay (available until December 3, 2021)
Date: October 29, 2021	Vancouver: +1 604 638 9010
Time: 11:30 AM ET (8:30 AM PT)	Toll Free: 1 800 319 6413
Dial in: +1 604 638 5340	Access code: 7602
Toll free: 1 800 319 4610

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lisa Wilkinson, VP, Investor Relations
604.757 2237 or 1.888.353.8166
lisa.wilkinson@eldoradogold.com

Media

Louise McMahon, Director Communications & Public Affairs
604.757 5573 or 1.888.363.8166
louise.mcmahon@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our preliminary third quarter 2021 gold production, the Company’s 2021 annual guidance, including at our individual mine production; construction of the decline connecting Sigma mill with the Triangle underground mine, including the timing of completion; continued drilling at the Ormaque gold resource, completion of the HPGR circuit, including the timing of completion; expected tax expense in Turkey; the optimization of Greek operations, including the benefits and risks thereof; our expectation as to our future financial and operating performance, including expectations around generating free cash flow; working capital requirements; debt repayment obligations; use of proceeds from financing activities; expected metallurgical recoveries and improved concentrate grade and quality; gold price outlook and the global concentrate market; risk factors affecting our business; our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines; and schedules and results of litigation and arbitration proceedings. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: our preliminary gold production and our guidance, timing of construction of the decline between Sigma mill and the Triangle underground mine; results from drilling at Ormaque; benefits of the improvements at Kisladag; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing and cost of construction and exploration; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs, expenses and working capital requirements; production, mineral reserves and resources and metallurgical recoveries; the impact of acquisitions, dispositions, suspensions or delays on our business; and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: inability to meet production guidance, inability to complete construction of the decline between Triangle mill and the Triangle underground mine on time or to meet expected timing thereof, poor results from drilling at Ormaque; inability to complete improvements at Kisladag or to meeting expected timing thereof, or to achieve the benefits thereof; inability to assess taxes in Turkey or depreciation expenses; global outbreaks of infectious diseases, including COVID-19; timing and cost of construction, and the associated benefits; recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; information technology systems risks; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to our business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including environmental regulatory restrictions and liability; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Simon Hille, FAusIMM and VP Technical Services for the Company, and a "qualified person" under NI 43-101.